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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 South Caldwell Street, Suite 200
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Cannon — 704 714 7711 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Cannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE HIGGINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Dawn Cannon
Signature

CCO
Title

Stephanie Higgins
Notary Public

My commission expires 3/17/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition for Queens Road Securities, LLC (the "Company") as of December 31, 2019 and 2018, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "PCAOB" and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2002.

Raleigh, North Carolina
February 24, 2020

QUEENS ROAD SECURITIES, LLC

Statements of Financial Condition

December 31, 2019 and 2018

Assets	2019	2018
Current assets:		
Cash and cash equivalents	$ 301,135	262,334
Clearing escrow	25,000	25,000
Commissions receivable	6,585	5,957
Service fee receivable	11,500	27,000
Other current assets	26,472	25,498
Total current assets	$ 370,692	345,789
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 193	136
Accrued expense	2,730	2,848
Total current liabilities	2,923	2,984
Members' equity	367,769	342,805
Total liabilities and members' equity	$ 370,692	345,789

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Income

Years ended December 31, 2019 and 2018

		2019	2018
Revenues:			
All other securities commissions	$	48,795	52,853
Revenue from sale of investment company shares		72,523	128,421
Service fee revenue		138,000	98,500
Other revenue		39,020	27,109
		298,338	306,883
Operating expenses:			
Commissions and advisory fees		58,550	63,896
Contractual services		32,996	31,328
Audit fees		20,126	19,700
Insurance		2,002	2,002
Other fees		110,446	104,058
Licenses and permits		23,936	24,297
Office expense		9,533	9,796
Dues and subscriptions		1,389	1,323
Computer consulting and supplies		14,035	13,675
Trade errors		(457)	19,497
Interest		1,464	3,646
		274,020	293,218
Operating income		24,318	13,665
Other income – interest		646	632
Net income	$	24,964	14,297

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2019 and 2018

Members' equity, December 31, 2017	$ 328,508
Net income for 2018	14,297
Members' equity, December 31, 2018	342,805
Net income for 2019	24,964
Members' equity, December 31, 2019	$ 367,769

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2019 and 2018

		2019	2018
Cash flows from operating activities:			
Net income	$	24,964	14,297
Adjustments to reconcile net income			
to net cash provided by (used in) operating activities:			
Changes in operating assets and liabilities:			
Commissions receivable		(628)	15,473
Service fee receivable		15,500	(27,000)
Other current assets		(974)	261
Accounts payable		57	(43)
Accrued expense		(118)	(5,516)
Net cash provided by (used in) operating activities		38,801	(2,528)
Cash and cash equivalents, beginning of year		262,334	264,862
Cash and cash equivalents, end of year	$	301,135	262,334

Supplemental Cash Flows Disclosures:			
Interest Payments	$	1,464	3,646

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Queens Road Securities, LLC (the "Company") was organized under the laws of the state of North Carolina on May 12, 2000 as a limited liability company to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states, the Virgin Islands, and Puerto Rico. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2019 and 2018.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant tax positions. Tax years ending December 31, 2016 through December 31, 2019 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company has an agreement with Bragg Financial Advisors (a registered investment advisor and related company) whereby Bragg Financial Advisors provides office space and management services for a monthly fee, calculated at $2,730 per month. The agreement with Bragg Financial Advisors was amended during 2019. Total expense for the years ended December 31, 2019 and 2018 as provided for by the terms of the agreement was $32,996 and $31,328 and is included in contractual services on the Statements of Income. The balance payable to Bragg Financial Advisors was $2,730 and $2,848 as of December 31, 2019 and 2018 respectively.

The Company has an agreement with Bragg Financial Advisors whereby the Company provides broker-dealer services for a monthly fee, calculated at $11,500 per month. The agreement with Bragg Financial Advisors was amended during 2019. Also, Bragg Financial Advisors has an agreement to reimburse the Company for additional expenses the Company incurs throughout the year. Total revenue for the year ended December 31, 2019 and 2018 and as provided for by the terms of the agreement was $138,000 and $98,500 and is included in service fee revenue on the Statements of Income. The balance receivable from Bragg Financial Advisors was $ 11,500 and $27,000 as of December 31, 2019 and 2018 respectively.

Additionally, the Company is the statutory underwriter for two mutual funds (Queens Road Small Cap Value Fund and Queens Road Value Fund) which are managed by Bragg Financial Advisors. The Company receives no fee for this service.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital, as defined, of $323,212 which was $273,212 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.009 to 1. As of December 31, 2018, the Company had net capital, as defined, of $284,350 which was $234,350 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.01 to 1.

(4) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash balances in bank deposits that, at time, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did exceed the federal insured limit at December 31, 2019.

(5) Subsequent Events

The date to which events occurring after December 31, 2019, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2020, the date the financial statements were available to be issued.

(6) New Accounting Guidance Implementation

On January 1, 2019, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

(7) Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

(7) Revenue from Contracts with Customers (Continued)

Service Fee Income - The Company has an agreement with a related party whereby the Company provides broker-dealer services. The Company believes the performance obligation for providing broker-dealer services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a set monthly charge plus any additional expenses. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Pershing Volume Discount – The Company has an agreement with a clearing broker that provides for payment of additional fees upon reaching certain trading levels. The Company believes the performance obligation is satisfied over time as fees are earned when various trading levels are reached.

Credit Interest and Margin Debt – The Company extends margin loans to some of its customers for the purchase of investments whereby the customer will pay a percentage of the purchase and the Company will loan the remaining balance. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Interest is paid monthly and is recognized as revenue at that time as it relates specifically to loans outstanding in that period, which are distinct from loans outstanding in other periods.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

	2019	2018
Revenue from sale of Investment Company Shares		
12b-1 Service and Distribution Fees	$ 71,982	$ 127,362
Other	541	1,059
	72,523	128,421
Other Revenue		
Credit Interest and Margin Debt	13,943	5,686
Pershing Volume Discount	25,077	21,423
	39,020	27,109
Total Disaggregated Revenue from Contracts with Customers	$ 111,543	$ 155,530

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019 and 2018

		2019	2018
Net capital:			
Total members' equity	$	367,769	342,805
Deduct: Excluded indebtedness			-
Add: Subordinated indebtedness			-
Deduct: Non-allowable assets		(44,557)	(58,455)
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	323,212	284,350
Aggregate indebtedness:			
Accounts payable	$	193	136
Accrued expense		2,730	2,848
Total	$	2,923	2,984
Net capital requirements:			
Broker-dealer	$	50,000	50,000
Net capital in excess of requirements		273,212	234,350
Net capital as computed above	$	323,212	284,350
Ratio of aggregate indebtedness to net capital		0.009 to 1	0.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019 and 2018.

Schedule 2

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019 and 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 3

QUEENS ROAD SECURITIES, LLC

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3

December 31, 2019 and 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Queens Road Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation "SIPC" Series 600 Rules, which are enumerated below and were agreed to by Queens Road Securities, LLC and SIPC, solely to assist you and SIPC in evaluating Queens Road Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Queens Road Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2020

QUEENS ROAD SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2019

Assessment for December 31, 2019	$	446
Less:		
Payment July 19, 2019		(238)
Payment January 23, 2020		(208)
Balance due, February , 2020	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Queens Road Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2020

EXEMPTION STATEMENT

Queens Road Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Queens Road Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

Queens Road Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

Dawn Cannon, CCO

Dawn Cannon, CCO

February 24, 2020

Date